Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 10, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9957
FT Equity Allocation ETF Model Portfolio, 2Q ‘22
(the “Trust”)
CIK No. 1896693 File No. 333-262647

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       While all the ETFs and percentages of investments will be listed in the “Schedule of Investments,” the Staff understands from prior responses that only those ETFs that comprise 20% or more of a trust’s portfolio are specifically identified in the “Portfolio” section of the Prospectus. Please confirm that appropriate disclosure will be added to the Trust’s prospectus if, based on the Trust’s final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

Response:       The Trust confirms appropriate disclosure will be added if, based on the Trust’s final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

2.       Please add appropriate disclosure if the Trust will be concentrated in any of the sectors listed in the “Portfolio Selection Process.”

Response:       The Trust confirms appropriate disclosure will be added if, based on the Trust’s final portfolio, the Trust is concentrated in any sector.

3.       The Staff notes that going forward, First Trust plans to revise the “Additional Portfolio Contents” section to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.” Please revise to state, for example, that “The Trust’s investments include foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares).”

Response: The Trust respectfully declines to revise the disclosure under the “Additional Portfolio Contents” section. The Trust does not invest directly in the above-referenced investment types, but rather has exposure to these investment types through its investments in the Funds. Therefore, the Trust believes the language as currently presented is adequate for investor comprehension.

Risk Factors

4.       Please revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon